UNITED STATES                   OMB APPROVAL
 SECURITIES AND EXCHANGE COMMISSION
       Washington, D.C. 20549        OMB Number:    3235-0058
                                     Expires:    May 31, 1997
            FORM 12b-25              Estimated average burden
                                     hours per response...2.50

    NOTIFICATION OF LATE FILING           SEC FILE NUMBER
                                              1-5354
                                           CUSIP NUMBER


(Check One):  X Form 10-K   Form 20-F  Form 10-Q    Form N-SAR



     For Period Ended: December 31, 2001

 [   ] Transition Report on Form 10-K
 [   ] Transition Report on Form 20-F
 [   ] Transition Report on Form 11-K
 [   ] Transition Report on Form 10-Q
 [   ] Transition Report on Form N-SAR
 For the Transition Period Ended:


   Read Instruction (on back page) Before Preparing Form.
                   Please Print or Type.
 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SWANK, INC.

Full Name of Registrant


Former Name if Applicable

6 HAZEL STREET


Address of Principal Executive Office (Street and Number)

ATTLEBORO, MASSACHUSETTS 02703

City, State and Zip Code



PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part
         III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or
X before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F
11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See the attached Supplement to Part III of this Form 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    JEROLD R. KASSNER          508            222-3400

          (Name)           (Area Code)       (Telephone
                                               Number)



                                                  YES   NO
(2) Have all other periodic reports required       X
    under Section 13 or 15(d) of the Securities
    Exchange Act of 1934 or Section 30 of the
    Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

(3) Is it anticipated that any significant        YES   NO
    change in results of operations from the       X
    corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

    See the attached Supplement to Part IV of this Form 12b-25.


                          SWANK, INC.
       (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: April 1, 2002       By: /s/ Jerold R. Kassner



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.
If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                         ATTENTION

Intentional misstatements or omissions of fact constitute
    Federal Criminal Violations (See 18 U.S.C. 1001).

                      GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
    Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on form
    12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).


                   Form 12b-25 of Swank, Inc.

                     Supplement to Part III

     The Registrant is unable without unreasonable effort or expense to file its Annual Report on Form 10-K for its fiscal year ended December 31, 2001 (the "Form 10-K") on or before its prescribed due date of April 1, 2002. The Registrant is in the process of completing discussions with regard to the terms of a financing. The Registrant believes that the effect on the disclosures in the Form 10-K, including in the financial statement footnotes and narrative disclosures (including Management's Discussion and Analysis of Financial Condition and Results of Operations) to be contained in the Form 10-K, will be material and, accordingly, the Registrant has been unable to complete the Form 10-K by its prescribed due date.


                      Supplement to Part IV

          On March 7, 2002, the Registrant issued a press release announcing, among other things, results of operations for the fiscal year ended December 31, 2001. The Registrant reported revenues of $88,568,000 for the year ended December 31, 2001 ("fiscal 2001") compared to $101,648,000 for the year ended December 31, 2000 ("fiscal 2000"), a decrease of $13,080,000.
The Registrant also reported a net loss of $15,718,000 for fiscal 2001 compared to a net loss of $11,995,000 for fiscal 2000. The net loss for fiscal 2001 and fiscal 2000 included a loss on discontinued operations of $3,717,000 and $1,012,000, respectively, resulting from the sale of certain assets associated with the Registrant's women's jewelry division and the subsequent discontinuance of that division. The net loss for fiscal 2001 also included a loss on disposal of discontinued operations of $5,957,000.